BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

June 28, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	J. Nolan McWilliams, Attorney-Advisor

John Stickel, Attorney

Effie Simpson, Accountant

Claire Erlanger, Accountant

Re:	OGL Holdings, Ltd. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on June 16, 2016

File No. 333-210468

Gentlepersons:

On behalf of the Registrant, we hereby request “acceleration” of the effective date of the Registration Statement to 12:00 p.m., Washington, D.C. time, on Thursday, June 30, 2016.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

/s/ William B. Barnett
William B. Barnett

WBB: scc

cc/ Mr. Lim Kun Lim